

January 3, 2011

Mr. Guohong Zhao
Chief Executive Officer and President
THT Heat Transfer Technology, Inc.
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

> **Re: THT Heat Transfer Technology, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 21, 2010**
> **File No. 333-171313**

Dear Mr. Zhao:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1. We note here and throughout your registration statement that you seek to register 4,453,500 shares of common stock for resale that have been issued to the selling stockholders. We further note that you seek to register 222,675 shares of common stock issuable upon exercise of warrants held by a selling stockholder. Based on these disclosures, it appears you are attempting to register an aggregate of 4,676,175 common shares. However, your calculation of registration fee table depicts a total of 5,284,799 common shares to be registered. Please revise the table as appropriate.

About This Prospectus

2. We note the statement that "You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is

contained or such other date referred to in such document, regardless of the time of any sale issuance of a security." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law and acknowledge that you are responsible for updating the prospectus and prospectus supplement to contain all material information.

Legal Matters, page 6

3. Please provide the address of counsel. Refer to paragraph 23 of Schedule A to the Securities Act.

Item 17. Undertakings, page II-1

4. We note that your registration statement includes the undertakings required for registrants relying on Rule 430B. It appears, however, that the company is relying on Rule 430C instead of Rule 430B. If the company intends to rely on Rule 430B, please advise us of the basis for your belief that the company is eligible to do so. If the company is relying on Rule 430C, please revise the registration statement to include the undertakings required for registrants relying on Rule 430C.

Exhibit 5.1

5. It appears as though you have filed the legal opinion issued in connection with the December 7, 2010 private placement. Please file a legal opinion in connection with this registration statement as required by Item 601(b)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Louis A. Bevilacqua, Esq. (*via facsimile at* (202) 663-8007)